EXHIBIT 99.1

Titan Announces Results of Its Annual Shareholders’ Meeting

GOUVERNEUR, N.Y., June 26, 2026 (GLOBE NEWSWIRE) -- Titan Mining Corporation (NYSE-A:TII, TSX:TI), (“Titan” or the “Company”) an existing zinc concentrate producer in upstate New York and the only end to end producer of natural flake graphite in the United States, announces that all matters presented for approval at Titan’s annual meeting of shareholders held on June 25, 2026, as more particularly set out in the Company’s Management Information Circular dated May 12, 2026, have been approved. These matters included:

  Setting the number of directors of the Company at seven;
  Electing each of the Company’s seven nominees as directors of the Company;
  Re-appointing Ernst & Young LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and authorizing the board of directors to fix their remuneration.

A summary of the results for the election of Titan’s board of directors is provided below:

	NUMBER OF SHARES			PERCENTAGE OF VOTES CAST
MOTIONS	FOR	AGAINST	WITHHELD/ ABSTAIN	FOR	AGAINST	WITHHELD/ ABSTAIN
Richard W. Warke	58,353,430	0	6,197,584	90.40%	0.00%	9.60%
Donald R. Taylor	64,485,851	0	65,163	99.90%	0.00%	0.10%
John Boehner	64,476,601	0	74,412	99.88%	0.00%	0.12%
Lenard Boggio	58,611,425	0	5,939,588	90.80%	0.00%	9.20%
William Mulrow	58,603,682	0	5,947,332	90.79%	0.00%	9.21%
George Pataki	58,611,230	0	5,939,784	90.80%	0.00%	9.20%
Rita Adiani	64,482,859	0	68,154	99.89%	0.00%	0.11%

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is also a natural flake graphite producer and the United States’ first end-to-end producer of natural flake graphite in 70 years. Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com

Media & Investor Contact

Irina Kuznetsova
Director, Investor Relations
Phone: (778) 870-7735
Email: info@titanminingcorp.com